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August 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Technology

Attention:    Kyle Wiley, Staff Attorney

          Josh Shainess, Legal Branch Chief

Re:	Enerflex Ltd.

Amendment No. 3 to Registration Statement on Form F-4

Filed August 8, 2022

File No. 333-263714

SEC Comment Letter dated August 16, 2022

Dear Messrs. Wiley and Shainess:

On behalf of Enerflex, Ltd. (“Enerflex”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 4 (including certain exhibits) (“Amendment No. 4”) to the Registrant’s above-referenced Amendment No. 3 to Registration Statement on Form F-4 (the “Registration Statement Amendment”). This letter and Amendment No. 4 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 16, 2022 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 4 marked to indicate the changes from the Registration Statement Amendment that was filed on August 8, 2022.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 4.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

August 26, 2022

Amendment No. 3 to Registration Statement on Form F-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations Enerflex

First Quarter 2022 Overview, page 247

1.

We note your response to prior comment 1. Please revise your disclosure to include the information that you include in your response regarding the quantitative impact that each of these factors had on your change in gross margin..

Response: The Company has included in its disclosure in Amendment No. 4 the information regarding the quantitative impact that each factor had on its change in gross margin as set forth below. Please see the disclosures on pages 247 and 248 of Amendment No. 4.

Gross margin was $63.6 million or 17.1 percent for the second quarter of 2022 compared to $51.1 million or 25.0 percent for the comparable period. The higher gross margin in the current quarter is primarily due to the increased volume of work, particularly in the Engineered Systems product line. The Company reported a lower gross margin percent primarily due to a shift in the product mix, with Engineered Systems revenue representing 52.8 percent of overall revenues at a 10.0 percent gross margin percentage compared to 31.8 percent of overall revenues at a 16.2 percent gross margin percentage in the comparative period. The Engineered Systems gross margin percentage is improving but continues to be impacted by the lower margin work that was booked during prior periods. In addition, gross margin percentage was impacted by government grants of $3.8 million were received in the prior year that the Company is no longer eligible for, warranty recoveries of $2.8 million recognized in the second quarter of 2021 that did not repeat in the current quarter, and the effect of global supply chain issues and inflation of $1.8 million.

Gross margin is $117.2 million or 16.9 percent in the first half of 2022 when compared to the $96.6 million or 23.7 percent in the comparative period. This increase to gross margin is primarily due to the increased volume of work. The Company reported a lower gross margin percent primarily due to a shift in the product mix, with Engineered Systems revenue representing 53.3 percent of overall revenues at a 10.0 percent gross margin percentage compared to 33.7 percent of overall revenue at a 14.0 percent gross margin percentage in the comparative period. In addition, gross margin percentage was impacted by government grants of $6.2 million received in the prior year that the Company is no longer eligible for, a decrease in warranty recoveries recognized of $3.0 million and the effect of global supply chain issues and inflation of $2.7 million.

*                *                 *

We hope that the foregoing has been helpful to the Staff’s understanding of Enerflex’s disclosure and that the disclosure modifications in Amendment No. 4 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (713) 651-5557.

Very Truly Yours

By:	/s/ Brian P. Fenske
Brian P. Fenske

cc:	Marc Rossiter (Enerflex Ltd.)

David Izett (Enerflex Ltd.)

Lee McIntyre (Norton Rose Fulbright US LLP)

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